November 30, 2009

Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:

AdvisorOne Funds, File Nos. 333-20635, 811-08037.

Dear Ms. Stirling:

On October 7, 2009, AdvisorOne Funds (the "Registrant"), on behalf of the Principal Guard Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 49 to its registration statement under the Securities Act of 1933 on Form N-1A.  On November 10, 2009, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

REGISTRATION STATEMENT COMMENTS

1.

Comment.  When submitting a cover or transmittal letter to accompany a Post-Effective Amendment, please indicate if the Amendment is in the new N-1A "summary style" format or not.

Response.  Future transmittal letters will include the identifying information as requested.

PROSPECTUS COMMENTS

2.

Comment.  Please consider restating the Fund's investment objective to indicate that its primary investment objective is preservation of principal while its secondary objective is growth of capital as this primary and secondary presentation would be consistent with the Fund's name while the current objective is not.

Response.  The Fund's investment objective has been restated as suggested.

3.

Comment.  Under the Investment Objective heading, please consider identifying the Fund as a fund-of-funds, if appropriate.

Response.  The disclosure in Item 9 already states that the Fund may be considered a fund-of-funds.  Consequently, the Registrant does not believe an Item 4 disclosure is necessary.

4.

Comment.  Because of the Fund's unique investment objective(s), please consider adding a description of the type of investor for whom the Fund is intended.

Response.  Because the Fund may be appropriate for wide range of investors, the Registrant does not believe it would be helpful to prospective investors to assert that the Fund is designed for any certain type of investor.

5.

Comment.  Please delete the second half of the first sentence in footnote number 2 following the table describing Fees and Expenses of the Fund as it is redundant.

Response.  The requested edit has been made.

6.

Comment.  Under Principal Investment Strategies of the Fund, when describing ETFs, mutual funds and closed-end funds, please identify the type of securities that comprise their primary investments.

Response.  The disclosure has been expanded to identify primary investments.

7.

Comment.  In general, when referring to the Fund's strategy to "guard" principal, please explain the extent to which principal is protected and remove references which might tend to mislead investors into thinking that the Fund's strategy to "guard" principal is equal to pure principal protection.

Response.  To avoid potential investor confusion, the Fund has changed its name to The Shelter Fund.

8.

Comment.  Under Principal Investment Strategies of the Fund, when describing individual securities, please identify them by type and assure consistency with prior disclosures.

Response.  Additional security-specific identification has been added.  The Registrant will review related disclosures to assure consistency.

9.

Comment.  Under Principal Investment Strategies of the Fund, please elaborate on what fundamental and technical factors are including use of examples.

Response.  Such an elaboration has been added.

10.

Comment.  Under Principal Investment Strategies of the Fund, when referring to "risk levels", please provide a comparison to a readily identifiable securities index rather than overly general references to global equities.

Response.  References to risk levels have been restated to provide a comparison to a specific model portfolio benchmark.

11.

Comment.  Under Principal Risks of the Fund, please review the risk disclosure to assure consistency with the disclosures Principal Investment Strategies of the Fund.

Response.  The Registrant has made edit throughout to assure consistency of risk disclosure.

12.

Comment.  Under Performance, please delete the second sentence because it is not mandatory.

Response.  The requested deletion has been made.

13.

Comment.  Under Purchase and Sale of Fund Shares, please delete the second half of the first sentence because it is not mandatory.

Response.  The requested deletion has been made.

14.

Comment.  In general, please revise Items 4 and 9 to assure conformity with the format and content requirements of Form N-1A giving greater attention to the requirement for parallel presentation between Items 4 and 9.

Response.  Conforming revisions have been made.

If you have any questions or additional comments, please call Parker Bridgeport at 614-469-3238 or undersigned at 513-352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

ADVISORONE FUNDS

THE SHELTER FUND:

Class N Shares: [ticker]

PROSPECTUS    [DECEMBER [  ], 2009]

4020 S. 147th Street

Omaha, NE 68137

www.advisoronefunds.com

(866) 811-0225

This Prospectus provides important information about the Fund that you should know before investing.  Please read it carefully and keep it for future reference.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

THE SHELTER FUND SUMMARY
ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RISKS
Investment Objective
Principal Investment Strategies
Principal Investment Risks
MANAGEMENT OF THE FUND
Investment Adviser
Investment Adviser Portfolio Manager
HOW SHARES ARE PRICED
HOW TO PURCHASE SHARES
HOW TO REDEEM SHARES
HOW TO EXCHANGE SHARES
TAX STATUS, DIVIDENDS AND DISTRIBUTIONS
FREQUENT PURCHASES AND REDEMPTIONS OF SHARES
HOUSEHOLDING
FINANCIAL HIGHLIGHTS

THE SHELTER FUND SUMMARY

Investment Objective:

The Fund's primary investment objective is limiting the impact of large equity market declines.  The Fund's secondary investment objective is growth of capital.

Fees and Expenses of the Fund:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Class N
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	%
Other Expenses[1]	%
Acquired Fund Fees and Expenses (Underlying Funds)[2]	%

Total Annual Fund Operating Expenses	%
Fee Waiver[3]	%

Total Annual Fund Operating Expenses After Fee Waiver	%

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Year	Class N
1	$
3	$

(1)  Estimated.

(2)  This number represents the combined total fees and operating expenses of the Underlying Funds owned by the Fund.   Since this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

(3)  The fees shown above take into account CLS's advisory fee waiver agreement to limit total operating expenses at least through December 31, 2010, so that direct expenses (not including expenses relating to dividends on short sales, interest expense, indirect fees and expenses of Underlying Funds and extraordinary or non-recurring expenses) do not exceed [      ]% of average daily net assets.  Only the Fund's Board of Trustees may elect to terminate the waiver agreement.

Portfolio Turnover.  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.

Principal Investment Strategies of the Fund:

The Fund invests primarily in U.S. government zero coupon bonds, exchange traded funds (“ETFs”), open-end mutual funds and closed-end funds that each invest primarily in equity securities (common stock and securities convertible into common stock).  This group of ETFs and funds is referred to as "Underlying Funds."   Equity securities, whether purchased directly or indirectly through Underlying Funds, are not restricted by issuer capitalization or country.   The Fund’s investment adviser, CLS Investments, LLC (“CLS”), seeks to achieve the Fund’s investment objectives by using a variety of strategies.  CLS will seek to "shelter" the Fund's portfolio from large equity market declines by investing a portion of the Fund's assets for protection in U.S. Government zero coupon bonds.  CLS will use the following principal investment strategies:

•

Using a dynamic allocation model to determine what portion of the Fund’s portfolio should be invested for growth of capital and what portion of the Fund’s portfolio should be sheltered by investing for protection.

•

Investing the protection portion of the Fund’s portfolio in U.S. Government zero coupon bonds in order to reduce the impact of large equity market declines.

•

Investing the growth of capital portion of the Fund’s portfolio in (i) Underlying Funds that seek capital growth or appreciation by investing primarily in common stock or securities convertible into or exchangeable for common stock (such as convertible preferred stock, convertible debentures or warrants), including the stock of foreign issuers, or (ii) individual securities that may provide capital appreciation.  The Underlying Funds are selected based on the security selection methodology used by the Underlying Fund's adviser, as well as CLS's assessment of asset class trends, asset class fundamentals, diversification impact, and the cost and liquidity of the Underlying Fund.  These investments may include smaller and medium capitalization companies.

Allocation of Fund assets between growth of capital and the protection portion is influenced by:

•

The current market prices of the Fund’s investments – as prices decline, the more likely the Fund will invest assets in the protection portfolio.

•

The current level of market volatility – the more volatile the markets, the more likely the Fund will invest assets in the protection portfolio.

•

The current level of interest rates – the lower the interest rates, the more likely the Fund will invest assets in the protection portfolio.

CLS, using its dynamic allocation model process, will allocate some or all of the Fund’s assets back from the protection portfolio to the growth of capital portfolio in three different circumstances.  First, CLS has discretion to move a portion of the portfolio back in the equity market based on fundamental and technical factors.  Fundamental factors include an analysis of price/earnings ratio, expected earnings growth and other measures tied to economic influences.  Technical factors include an analysis of historical security price movements such as trend analysis, relative strength, volatility and other measures derived from past prices.  Second, each quarter between 2% and 5% of the Fund’s portfolio will automatically be reinvested into the equity market.  Third, changes in the equity market level, volatility, and interest rates will cause additional assets to be reinvested in the growth of capital portfolio.   CLS projects that the maximum risk level (as measured by return volatility) will be similar to a portfolio invested in a globally diversified equity portfolio composed of 60% large-cap U.S. stocks, 20% small- to mid-cap U.S. stocks and 20% international stocks.

CLS actively manages the growth of capital portion of the Fund’s portfolio by increasing or decreasing the Fund’s investment in particular equity asset classes, sectors, regions and countries, or in a particular security, based on its assessment of the opportunities for return relative to the risk using fundamental and technical analysis.  When selecting Underlying Funds for investment, CLS considers the Underlying Fund’s investment goals and strategies, the investment adviser and portfolio manager, and past performance (absolute, relative and risk-adjusted).  When CLS selects individual equity securities, it considers both growth prospects and anticipated dividend income.  CLS may sell an investment in the growth of capital portion of the Fund’s portfolio if it determines that the asset class, sector, region or country is no longer desirable or if CLS believes that another Underlying Fund or security within the category offers a better opportunity to achieve the Fund’s objective.

Principal Investment Risks of the Fund:

Many factors affect the Fund’s performance. The Fund's share price changes daily based on changes in market conditions in response to economic, political and financial developments. The direction and extent of those price changes will be affected by the financial condition, industry and economic sector, and geographic location of the securities in which the Fund invests.  The Fund is not federally insured or guaranteed by any government agency.  YOU MAY LOSE MONEY BY INVESTING IN THE FUND.

•

Foreign Securities Risk:  Foreign securities may be riskier than U.S. investments because of factors such as unstable international political and economic conditions, currency fluctuations, foreign controls on investment and currency exchange, withholding taxes, a lack of adequate company information, less liquid and more volatile markets, and a lack of governmental regulation.  Foreign companies generally are not subject to accounting, auditing, and financial reporting standards comparable to those applicable to U.S. companies.  Transaction costs and costs associated with custody services are generally higher for foreign securities than they are for U.S. securities.

•

Management Risk:  The ability of the Fund to meet its investment objective is directly related to the allocation of the Fund’s assets. The risk level of the Fund will vary significantly with moves between the growth of capital and protection portfolios. CLS may allocate the Fund's investments so as to under-emphasize or over-emphasize investments under the wrong market conditions, in which case the Fund’s value may be adversely affected.  The risk level of the Fund will vary significantly with moves between the growth and protection portfolios.

•

Market Risk:  Investments in securities in general are subject to market risks that may cause their prices to fluctuate over time.  The Fund’s investments may decline in value due to factors affecting securities markets generally, or particular countries, segments, economic sectors, industries or companies within those markets.  The value of a security may decline due to general economic and market conditions that are not specifically related to a particular issuer.

•

Smaller and Medium Issuer Risk:  Investments in Underlying Funds that own small and medium capitalization companies and direct investments in individual small and medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

•

U.S. Government Zero Coupon Risk:  When the Fund invests in U.S. government zero coupon bonds, the value of your investment in the Fund will fluctuate with changes in interest rates.  Long-term bonds are generally more sensitive to interest rate changes than short-term bonds.  Because zero coupon bonds do not pay current income, their prices can be very volatile when interest rates change.

•

Underlying Funds Risk:  You will indirectly pay fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses.  As a result, the cost of investing in the Fund will be higher than the cost of investing directly in Underlying Fund shares and may be higher than other mutual funds that invest directly in stocks and bonds.  Each Underlying Fund is subject to specific risks, depending on the nature of the Underlying Fund.  These risks could include sector risk (increased risk from a focus on one or more sector of the market), as well as risks associated with fixed income securities, real estate investments, and commodities.

Performance:

Because the Fund has only recently commenced investment operations, no performance information is available. In the future, performance information will be presented in this section.

Investment Adviser:

CLS Investments, LLC

Portfolio Manager:

CLS utilizes a team approach for management of the Fund. Scott Kubie, Chief Strategist of CLS, is primarily responsible for the day-to-day management of the Fund’s portfolio and has served as portfolio manager of the Fund since it’s inception in 2009.

Purchase and Sale of Fund Shares:

You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open for trading.  Purchases and redemptions may be made by mailing an application or redemption request to AdvisorOne Funds c/o Gemini Fund Services, LLC, 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137, by calling 1-866-811-0225 or by visiting the Fund's website www.advisoronefunds.com.  You also may purchase and redeem shares through a financial intermediary.  The minimum initial investment in the Fund is $2,500.  The minimum subsequent investment is $250.

Tax Information:

Dividends and capital gain distributions you receive from the Fund are taxable to you as either ordinary income or capital gains tax rates unless you are investing through a tax-free account.

Payments to Broker-Dealers and Other Financial Intermediaries:

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's web site for more information.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

Investment Objective:

The Fund's primary investment objective is limiting the impact of large equity market declines.

The Fund's secondary investment objective is growth of capital.   The Fund may change its investment objectives upon 60 days’ written notice to shareholders.

Principal Investment Strategies of the Fund:

The Fund invests primarily in U.S. government zero coupon bonds, exchange traded funds (“ETFs”), open-end mutual funds and closed-end funds that each invest primarily in equity securities (common stock and securities convertible into common stock).  This group of ETFs and funds is referred to as "Underlying Funds."  Equity securities, whether purchased directly or indirectly through Underlying Funds, are not restricted by issuer capitalization or country.  The Fund’s investment adviser, CLS Investments, LLC (“CLS”), seeks to achieve the Fund’s investment objectives by using a variety of strategies.  CLS will seek to "shelter" the Fund's portfolio from large equity market declines by investing a portion of the Fund's assets for protection in U.S. Government zero coupon bonds.  CLS will use the following principal investment strategies:

•

Using a dynamic allocation model to determine what portion of the Fund’s portfolio should be invested for growth of capital and what portion of the Fund’s portfolio should be sheltered by investing for protection.

•

Investing the protection portion of the Fund’s portfolio in U.S. Government zero coupon bonds in order to reduce the impact of large equity market declines.

•

Investing the growth of capital portion of the Fund’s portfolio in (i) Underlying Funds that seek capital growth or appreciation by investing primarily in common stock or securities convertible into or exchangeable for common stock (such as convertible preferred stock, convertible debentures or warrants), including the stock of foreign issuers, or (ii) individual securities that may provide capital appreciation.  The Underlying Funds are selected based on the security selection methodology used by the Underlying Fund's adviser, as well as CLS's assessment of asset class trends, asset class fundamentals, diversification impact, and the cost and liquidity of the Underlying Fund.  These investments may include smaller and medium capitalization companies.  CLS actively manages the growth of capital portion of the Fund’s portfolio by increasing or decreasing the Fund’s investment in particular equity asset classes, sectors, regions and countries, or in a particular security, based on its assessment of the opportunities for return relative to the risk using fundamental and technical analysis.  When selecting Underlying Funds for investment, CLS considers the Underlying Fund’s investment goals and strategies, the investment adviser and portfolio manager, and past performance (absolute, relative and risk-adjusted).  When CLS selects individual equity securities, it considers both growth prospects and anticipated dividend income.  CLS may sell an investment in the growth of capital portion of the Fund’s portfolio if it determines that the asset class, sector, region or country is no longer desirable or if CLS believes that another Underlying Fund or security within the category offers a better opportunity to achieve the Fund’s objective.

Allocation of Fund assets between growth of capital and the protection portion is influenced by:

•

The current market prices of the Fund’s investments – as prices decline, the more likely the Fund will invest assets in the protection portfolio.

•

The current level of market volatility – the more volatile the markets, the more likely the Fund will invest assets in the protection portfolio.

•

The current level of interest rates – the lower the interest rates, the more likely the Fund will invest assets in the protection portfolio.

Fund Structure and Underlying Funds Investment Strategies

The Fund may be considered a “Fund of Funds.”  In other words, the Fund pursues growth of capital by investing primarily in ETFs, open-end mutual funds, and closed-end funds that are not affiliated with the AdvisorOne Funds or CLS.  An ETF is a registered investment company that seeks to track the performance of a particular market index.  These indexes include not only broad-market indexes, but more specific indexes as well, including those relating to particular sectors, markets, regions or industries.  An ETF is traded like a stock on a securities exchange and may be purchased and sold throughout the trading day based on its market price.   The trading price of an ETF fluctuates in accordance with changes in market supply and demand.  The Fund allocates its assets among a group of ETFs in different percentages. In addition to the Underlying Funds, the Fund may invest directly in individual securities.  Under ordinary circumstances, the equity positions of the Fund  will consist almost entirely of ETFs, while the portion of the Fund’s portfolio allocated to fixed income typically will consist almost entirely of U.S. government zero coupon bonds.

Equity Segment

The Fund may invest in one or more stock funds owning domestic and foreign equity securities, including common stocks and warrants.  The Fund may also invest in individual stocks. Common stocks, the most familiar type, represent an ownership interest in a corporation. Although equity securities have a history of long-term growth in value, their prices fluctuate based on changes in a company's financial condition and on overall market and economic conditions.

The stock segment includes domestic and foreign equity securities of all types. CLS seeks a high total return within this asset class by actively allocating assets to industry sectors expected to benefit from major trends, and to individual stocks that CLS believes to have superior investment potential. When CLS selects stock funds, it considers both growth and anticipated dividend income. Securities in the stock class may include common stocks, convertible preferred stocks, warrants, rights, depository receipts, securities of closed-end investment companies, and other equity securities issued by companies of any size, located anywhere in the world.

Allocation of Fund Assets Among Equity Market Segments

CLS allocates the Fund’s assets primarily among Underlying Funds with various style and capitalization combinations (such as aggressive growth, growth, growth and income, small capitalization, etc.), specialty and industry sector funds (including utility funds), international and global stock funds (including developed and emerging markets, regional funds and country specific funds).  The Fund may also invest in individual securities.

Using fundamental and technical analysis, CLS assesses the relative risk and reward potential of these segments of the financial markets, with the objective of providing the best opportunity for achieving the Fund's investment objective.  The Fund's portfolio is expected to vary considerably among the various market segments as changes in economic and market trends occur. CLS underweights market segments that it believes to have below average risk/reward potential and overweights market segments that it believes to have above average risk/reward potential.

The asset allocation process is not limited to determining the degree to which the Fund’s assets should be invested in a given market segment.  CLS continually explores opportunities in various subclasses of assets, which may include:

•

geoeconomic considerations (for example, “foreign” versus “domestic”)

•

market capitalization (for example, “large capitalization” versus “small capitalization”)

•

sector rotation (for example, “high tech” versus “industrial”)

Selection of Underlying Funds

The Fund invests in Underlying Funds that invest in common stock or securities convertible into or exchangeable for common stock such as convertible preferred stock, convertible debentures, warrants, options.  CLS selects specific Underlying Funds for investment, in part, on their investment goals and strategies, their investment adviser and portfolio manager, and on the analysis of their past performance (absolute, relative and risk-adjusted).  CLS also considers other factors in the selection of Underlying Funds, such as fund size, liquidity, expense ratio, quality of shareholder service, reputation and tenure of portfolio manager, general composition of its investment portfolio and current and expected portfolio holdings. Many funds in which the Fund invests may not share the same investment goal and investment limitations as the Fund.  Normally, the Fund will invest its assets in Underlying Funds from several different fund families, managed by a variety of investment advisers, and having a variety of different investment goals and strategies.  However, the Fund may invest up to 100% of its total assets in one Underlying Fund.  Also, because the Fund may invest heavily in ETFs and because the number of investment advisers offering a wide range of ETFs is limited, the Fund may have a large percentage of its Underlying Fund assets managed by one investment adviser.

The Fund may purchase “no-load” mutual funds, which are sold and purchased without a sales charge.  The Fund may also purchase “load” mutual funds, but only if the load, or sales commission, is waived for purchases or sales made by the Fund.  In addition, when CLS believes it is appropriate, the Fund may purchase mutual funds that charge a redemption fee of up to 2% for short-term sales, but not mutual funds that charge a sales load upon redemption. The Fund, CLS, and the Fund’s distributor do not receive Rule 12b-1 distribution fees generated from the purchase of Underlying Funds; however, they may receive shareholder servicing fees for the performance of certain administrative tasks. Although the Fund may invest in shares of the same Underlying Fund, the percentage of the Fund’s assets so invested may vary, and CLS will determine that such investments are consistent with the investment objectives and policies of each Fund.

U.S. Government Zero Coupon Bond Segment

The Fund may invest in high -quality debt securities that are direct obligations of the U.S. government, such as Treasury bills, notes and bonds (each in zero coupon form). These securities are backed by the full faith and credit of the United States as to the timely repayment of principal and interest.  Zero coupon securities are debt securities that make no periodic interest payments but are sold at a deep discount from their face value. Often these are stripped securities, which are offered as separate income or principal components of a debt instrument.  The bondholder does not receive interest payments, only the full face value at redemption on the specified maturity date. The owner of a zero-coupon bond owes income taxes on the interest that has accrued each year, even though the bondholder does not receive payment until maturity. In general, bond prices rise when interest rates fall, and fall when interest rates rise. Bonds and other debt securities have varying levels of sensitivity to changes in interest rates. Longer-term bonds are generally more sensitive to interest rate changes than short-term bonds.

Temporary Defensive Strategies

CLS or the investment advisers of the Underlying Funds in which the Fund invests, may invest in defensive positions when they believe it is appropriate to do so. When this happens, the Fund, or the Underlying Funds in which the Fund invests, may increase temporarily their investment in government securities and other short-term securities such as money market funds, or hold cash, without regard to the Fund’s, or the Underlying Funds’, investment restrictions, policies or normal investment emphasis.    During such a period, the Fund, or the Underlying Funds in which the Fund invests, could be unable to achieve their investment objectives. In addition, this defensive investment strategy may cause frequent trading and high portfolio turnover ratios when calculated in accordance with the U.S Securities and Exchange Commission rules. High transaction costs could result from more frequent trading. Such trading may also result in realization of net short-term capital gains upon which you may be taxed at ordinary tax rates when distributed from a Fund.   There can be no assurance that such risk management strategies will be implemented, or that if they are utilized that they will be successful in reducing losses to a Fund.

Principal Investment Risks of the Fund:

Foreign Securities Risk:

Foreign Issuer Risk:  The Fund may invest directly or indirectly in foreign companies.  Investing in securities of foreign companies may involve risks not typically associated with investing in U.S. issuers.  Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.  Foreign securities markets generally have less trading volume and less liquidity than U.S. markets, and prices in some foreign markets may fluctuate more than those of securities traded on the U.S. markets.  Many foreign countries lack accounting and disclosure standards comparable to those that apply to U.S. companies, and it may be more difficult to obtain reliable information regarding a foreign issuer’s financial condition and operations.  Transaction costs and costs associated with custody services are generally higher for foreign securities than they are for U.S. securities.  Some foreign governments levy withholding taxes against dividend and interest income.  Although in some countries portions or these taxes are recoverable, the non-recovered portion will reduce the income received by the Fund.

Foreign Currency Risk:  To the extent the Fund invests in Underlying Funds that hold securities denominated in foreign currencies, or invests directly in securities denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar.  Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad.  These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

Emerging Markets Risk:  In addition to the risks generally associated with investing in securities of foreign companies, countries with emerging markets also may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.  In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions.

Management Risk:  The ability of the Fund to meet its investment objective is directly related to the allocation of the Fund’s assets and selection of securities. The risk level of the Fund will vary significantly with moves between the growth and protection portfolios. CLS may allocate the Fund's investments so as to under-emphasize or over-emphasize investments under the wrong market conditions, in which case the Fund’s value may be adversely affected.  The risk level of the Fund will vary significantly with moves between the growth of capital and protection portfolios.  CLS's judgments about the attractiveness, return potential and risk of particular securities my prove incorrect.  Consequently, the Fund's return may be adversely affected on both an absolute and relative basis.

Market Risk:  Investments in securities and derivatives in general are subject to market risks that may cause their prices to fluctuate over time. The Fund’s investments may decline in value due to factors affecting securities markets generally, or particular countries, segments, economic sectors, industries or companies within those markets.  The value of a security may decline due to general economic, political and market conditions that are not specifically related to a particular issuer, such as real or perceived adverse economic conditions or changes in interest or currency rates.  The value of securities convertible into equity securities, such as warrants or convertible debt, is also affected by prevailing interest rates, the credit quality of the issuer and any call provision.  Fluctuations in the value of securities and financial instruments in which the Fund invests, either directly or through Underlying Funds, will cause the net asset value of the fund to fluctuate.  Historically, the markets have moved in cycles, and the value of the Fund’s securities and Underlying Funds may fluctuate drastically from day to day.

Smaller and Medium Issuer Risk:  Investments in Underlying Funds that own small and medium capitalization companies and direct investments in individual small and medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small and medium-capitalization companies may have more price volatility, greater spreads between their bid and ask prices, significantly lower trading volumes, and cyclical or static growth prospects. Small-capitalization and medium-capitalization companies often have limited product lines, markets, and financial resources and may be dependent upon a relatively small management group.  These securities may trade over-the-counter or on an exchange and may or may not pay dividends.

U.S. Government Zero Coupon Risk:  When the Fund invests in U.S. government zero coupon bonds, the value of your investment in the Fund will fluctuate with changes in interest rates.  Long-term bonds are generally more sensitive to interest rate changes than short-term bonds.  Because zero coupon bonds do not pay current income, their prices can be very volatile when interest rates change.  Additionally, taxable investors may face a tax payment timing burden, which is different from and in addition to the tax burden associated with bonds that pay periodic interest.  A zero coupon bondholder does not receive interest payments, only the full face value at redemption on the specified maturity date.  However, the owner of a zero-coupon bond owes income taxes on the interest that has accrued each year, even though the bondholder does not receive payment until maturity.

Underlying Funds Risks:  Because the Fund invests primarily in Underlying Funds, the value of your investment will fluctuate in response to the performance of the Underlying Funds. In addition, investing through the Fund in an underlying portfolio of funds involves certain additional expenses and certain tax results that would not arise if you invested directly in the Underlying Funds. By investing indirectly in Underlying Funds through the Fund, you will bear not only your proportionate share of the Fund’s expenses (including operating costs and investment advisory, 12b-1 and administrative fees), but also, indirectly, similar expenses and charges of the Underlying Funds, including short term redemption charges. In addition, to the extent these Underlying Funds trade their portfolios actively; they will incur higher brokerage commissions as well as increased realization of taxable gains.

Investment Management Risk:  When the Fund invests in Underlying Funds there is a risk that the investment advisers of those Underlying Funds may make investment decisions that are detrimental to the performance of the Fund. An Underlying Fund may buy the same securities that another Underlying Fund sells. If this happens, an investor in the Fund would indirectly bear the costs of these trades without accomplishing any investment purpose.  In addition, certain of the Underlying Funds may hold common portfolio positions, thereby reducing the diversification benefits of an asset allocation style.

Underlying Fund Strategies Risk:  When the Fund invests in Underlying Funds that use margin, leverage, short sales and financial derivatives, such as options and futures, an investment in the Fund may be more volatile than investments in other funds. Furthermore, the strategy of investing in Underlying Funds could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes payable by you.  In addition, certain prohibitions on the acquisition of mutual fund shares by the Fund may prevent the Fund from allocating its investments in the manner CLS considers optimal. The Fund intends to purchase Underlying Funds that are either no-load or waive the sales load for purchases made by the Fund.  The Fund will not purchase Underlying Funds that charge a sales load upon redemption, but the Fund may purchase Underlying Funds that have an early redemption fee of up to 2%.  In the event that an Underlying Fund charges a redemption fee, then you will indirectly bear the expense by investing in the Fund.

Portfolio Holdings Disclosure

A description of the AdvisorOne Fund's policies regarding the release of portfolio holdings information is available on page [    ] of the Fund's Statement of Additional Information.  The Fund may, from time to time, make available quarter end (and in some instances month-end) portfolio holdings information on its website at www.advisoronefunds.com.  The portfolio holdings are generally posted to the website within 15 days following the end of each quarter (or month as applicable) and remain available until more recent portfolio holdings is posted.  Shareholders may request portfolio holdings schedules at no charge by calling 1-866-811-0225.

MANAGEMENT OF THE FUND

Investment Adviser

CLS Investments, LLC, a Nebraska limited liability company, serves as investment adviser to the Fund. CLS (including its predecessor corporation) has been an investment adviser to individuals, employee benefit plans, trusts, investment companies, and corporations since 1989. CLS has managed the Fund since its inception. As of June 30, 2009, CLS managed approximately $2.56 billion in client assets, in addition to Fund assets.  In many cases CLS client assets are invested in the Funds advised by CLS. CLS maintains its principal offices at 4020 South 147th Street, Omaha, Nebraska 68137. CLS is an affiliate of Gemini Fund Services, LLC and Northern Lights Distributors, LLC.

For its services as investment adviser, the Fund pays CLS a fee at the annualized rate (expressed as a percentage of average daily net assets) of [ 1.00 ] %.

Under the terms of its investment advisory agreement, CLS is responsible for formulating the Fund’s investment program and for making day-to-day investment decisions and engaging in portfolio transactions. CLS also furnishes officers, provides office space, services and equipment and supervises all matters relating to the Fund's operations.

Investment Adviser Portfolio Manager

CLS utilizes a team approach for management of the Fund, and from the team Scott Kubie is the portfolio manager that is primarily responsible for the day-to-day management of the Fund’s portfolio.  The Fund's Portfolio Management Team includes: Robert Jergovic, CFA, Scott Kubie, CFA, Dennis Guenther, CFA, Jennifer J. Schenkelberg, CFA and Stephen A. Donahoe, CFA.  Mr. Kubie, Chief Strategist of CLS, is responsible for the implementation of the risk budgeting methodology in additional to serving as portfolio manager for the Fund.

Mr. Kubie has been a portfolio manager of CLS since March of 2001.  Mr. Kubie currently serves as Executive Vice President and Chief Strategist of CLS and has worked for CLS since 2001.  Prior to joining CLS, Mr. Kubie worked as a consultant for an Equity Manager and Internet Investment Software Firm (1999-2001).

Mr. Jergovic has been a portfolio manager of CLS since March of 2002.  Mr. Jergovic currently serves as Chief Investment Officer of CLS and has worked for CLS since 2000.  Prior to joining CLS, Mr. Jergovic served as a Registered Representative for PFG Distribution Company (1998-1999) and Vice President of Investment Management and Assistant Treasurer for Guarantee Life Insurance Company (1994-2000).

Mr. Guenther has been a portfolio manager of CLS since May of 2004.  Mr. Guenther currently serves as Senior Portfolio Manager of CLS and has worked for CLS since 2002.  Prior to serving as portfolio manager for CLS, Mr. Guenther worked as a financial analyst for CLS (2002-2004).

Ms. Schenkelberg has been a portfolio manager of CLS since December of 2004.  Ms. Schenkelberg current serves as Senior Portfolio Manager of CLS and has worked for CLS since 2004.  Prior to joining CLS, Ms. Schenkelberg served as a Senior Financial Analyst for First National Bank of Omaha Wealth Management Group (1998-2004) and Management Trainee for First National Bank of Omaha (1997-1998)

Mr. Donahoe has been a portfolio manager of CLS since March of 2008.  Mr. Donahoe currently serves as Senior Portfolio Manager of CLS and has worked for CLS since 2008.  Prior to joining CLS, Mr. Donahoe served as a portfolio manager for Wells Fargo Bank Private Asset Management (2001-2008).

The Fund’s Statement of Additional Information provides additional information about each portfolio managers’ compensation structure, other accounts managed by the portfolio managers, and the portfolio managers' ownership of shares of the Fund.

HOW SHARES ARE PRICED

The Fund’s net asset value (“NAV”) is calculated on each day that the New York Stock Exchange is open. The New York Stock Exchange is closed on weekends and most national holidays. The NAV is the value of a single share of a Fund. The NAV is calculated for the Fund at the close of business of the New York Stock Exchange, normally 4:00 p.m. Eastern time (“Valuation Time”). The Fund’s NAV is determined by subtracting the total of the Fund’s liabilities from its total assets and dividing the remainder by the number of shares outstanding. The value of the Fund’s total assets is generally based on the market value of the securities that the Fund holds. Fund portfolio securities, which are traded on a national securities exchange, are valued at the last quoted sale price.  NASDAQ traded securities are valued using the NASDAQ official closing price (NOCP).  Certain short-term securities are valued on the basis of amortized cost. Foreign securities may be traded in their primary markets on weekends or other days when the Fund does not price their shares. Therefore, the NAV of the Fund holding foreign securities may change on days when shareholders will not be able to buy or redeem their Fund shares.

If a security does not have a readily available market quotation, the Fund values the security based on fair value, as determined in good faith in accordance with the guidelines established by the Fund’s Board of Trustees (the “Board”). The types of securities for which fair value pricing is required include, but are not limited to:

•

Securities for which market quotations are insufficient or not readily available at the Valuation Time on a particular Business Day (including securities for which there is a short and temporary lapse in the provision of a price by the regular pricing source);

•

Securities for which, in the judgment of CLS, the prices or values available do not represent the fair value of the instrument. Factors which may cause CLS to make such a judgment include, but are not limited to, the following: only a bid price or an asked price is available; the spread between bid and asked prices is substantial; the frequency of sales; the thinness of the market; the size of reported trades; and actions of the securities markets, such as the suspension or limitation of trading;

•

Securities determined to be illiquid; and

•

Securities with respect to which an event that will affect the value thereof has occurred since the closing prices were established on the principal exchange on which they are traded, but prior to the Fund’s calculation of its NAV.

Fair value pricing should result in a more accurate determination of the Fund’s NAV, which should eliminate the potential for arbitrage in the Fund. However, valuing securities at fair value involves greater reliance on judgment than securities that have readily available market quotations.  CLS makes such determinations under the supervision of the Board, in good faith, in accordance with procedures adopted by the Board.

Fair valuation of the Fund's portfolio securities can serve to reduce arbitrage opportunities available to short term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund’s NAV by short-term traders.  There is no assurance that the Fund will obtain the fair value assigned to a security if it were to sell such security while it is fair valued.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies that are registered under the Investment Company Act of 1940 (the “!940 Act”), the Fund’s net asset value is calculated based upon the NAV of the registered open-end management investment companies in which the Fund invests, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

HOW TO PURCHASE SHARES

Types of Accounts

If you are making an initial investment in the Fund’s, you will need to open an account. You may establish the following types of accounts:

•

Individual or Joint Ownership.  One person owns an individual account while two or more people own a joint account. We will treat each individual owner of a joint account as authorized to give instructions on purchases, sales and exchanges of shares without notice to the other owners. However, we will require each owner’s signature guarantee for any transaction requiring a signature guarantee.

•

Gift or Transfer to Minors.  A Custodian maintains a Uniform Gifts to Minors Act (UGMA) or Uniform Transfers to Minors Act (UTMA) account for the benefit of a minor. To open an UGMA or UTMA account, you must include the minor's social security number on the application.

•

Trust.  A trust can open an account. You must include the name of each trustee, the name of the trust and the date of the trust agreement on the application.

•

Corporations, Partnerships and Other Legal Entities.  Corporations, partnerships and other legal entities may also open an account. A general partner of the partnership or an authorized officer of the corporation or other legal entity must sign the application and resolution form.

•

Retirement.  If you are eligible, you may set up your account under a tax-sheltered retirement plan, such as an Individual Retirement Account (IRA) or Roth IRA, Rollover IRA, SEP-IRA, SIMPLE IRA, Keogh Account, or other retirement plan. Your financial consultant can help you determine if you are eligible.

Class N:  Class N Shares are offered without any sales charges, and are not subject to any 12b-1 or shareholder servicing fees.

Class N Shares are offered through platforms under contractual arrangements with CLS or through programs offered by investment advisory representatives under contractual arrangements with CLS.

Purchasing Shares

Good Order:  When making a purchase request, make sure your request is in good order.  “Good order” means your purchase request includes:

•

the name of the Fund

•

the dollar amount of shares to be purchased

•

a completed purchase application or investment stub

•

check payable to the applicable Fund

The minimum initial investment in the Fund is $2,500 for all accounts.  The minimum subsequent investment in a Fund is $250.

AdvisorOne Funds or CLS may waive or lower these minimums in certain cases. You must complete and sign an application for each account you open.

Automatic Investment Plan:  You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically takes money from your bank account and invests it in a Fund through the use of electronic funds transfers or automatic bank drafts. You may pre-authorize automatic investments of a minimum of $100 on specified days of each month into your established Fund account. You must complete the appropriate section of the application. Please contact the Funds at 1-866-811-0225 for more information about the Funds’ Automatic Investment Plan. Amounts that are automatically invested in the Funds will not be available for redemption until three business days after the automatic reinvestment.

The price for Fund shares is the Fund’s net asset value per share (“NAV”). We will price your order at the next NAV calculated after the Fund receives your application or request in good order. For more information on how we price shares, see “Pricing of Fund Shares.”

The Funds and the Distributor each reserves the right to reject any purchase for any reason and to cancel any purchase due to non-payment. You must make all purchases in United States dollars and draw all checks on United States banks. If we cancel your purchase due to non-payment, you will be responsible for any loss the Funds incur. We will not accept cash or third-party checks for the purchase of shares.

Method of Purchase	Purchase Procedures

Through a Financial Professional

Contact your financial consultant. Your financial consultant can tell you the time by which you must submit your order to begin receiving dividends that day. Your Financial Consultant must transmit the order to the Funds before the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time).

Through Brokers

The Distributor authorizes certain securities dealers, banks or other financial service firms (collectively, “brokers”) to purchase your shares. To receive that day’s share price:

•

you must place your order with the broker before the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time).

By Mail

To purchase Shares, send your completed application to:

AdvisorOne Funds

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, NE 68137

 Include with your application your check, payable to “AdvisorOne Funds”

By Wire

If you wish to wire money to make a subsequent investment in a Fund, please call 1-866-811-0225 for wiring instructions and to notify the Fund that a wire is coming.  Any commercial bank can transfer same-day funds by wire.  The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you for wiring same-day funds.

By Exchange

You may exchange your shares for the same class of shares of another Fund by written request sent to the Funds at:

AdvisorOne Funds

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, NE 68137

By Telephone

You may make subsequent purchases in your account by telephoning 1-866-811-0225 between 8:30 a.m. and 4:00 p.m. Eastern time on any day the Funds are open. We will electronically transfer money from the bank account you designate on your Application to our account with AdvisorOne Funds. This investment option is only available if you have not declined or cancelled your telephone investment privilege.

IMPORTANT NOTES	Once you have requested a telephone transaction, and a confirmation number has been assigned, the transaction cannot be revoked. We reserve the right to refuse any purchase request.

HOW TO REDEEM SHARES

You have the right to sell (“redeem”) all or any part of your shares subject to certain restrictions. Selling your shares in a Fund is referred to as a “redemption” because the Fund buys back its shares. We will redeem your shares at the NAV next computed following receipt of your redemption request in good order. See Redemption Procedures Request in Good Order.

We will mail your redemption proceeds to your address of record or transmit them electronically to your designated bank account. Except under certain extraordinary conditions, we will send your redemption to you within seven days after we receive your redemption request. If you purchase shares by check and, soon after, request a redemption, your redemption request will not be processed until the check used for your purchase has cleared (usually within 10 days).

The Funds cannot accept requests that specify a certain date for redemption or which specify any other special conditions.  Redemption proceeds must be payable to the registered shareholder(s) of the account. or to a financial intermediary for the benefit of the registered shareholder(s) of the account.  Please call 1-866-811-0225 for further information.  We will not process your redemption request if it is not in good order.  We will notify you if your redemption request is not in good order.

If, as a result of your redemption, your account value drops below $2,500, we may redeem the remaining shares in your account. We will notify you in writing of our intent to redeem your shares. We will allow at least sixty days thereafter for you to make an additional investment to bring your account value up to at least the minimum amount before we will process the redemption.

Systematic Withdrawal Plan

If your current account value is at least $10,000, you may adopt a Systematic Withdrawal Plan to provide for monthly, quarterly or other periodic checks for any designated amount of $100 or more. If you wish to open a Systematic Withdrawal Plan, please indicate on your application or contact the Funds at 1-866-811-0225.

Medallion Signature Guarantees

Your redemption request must be accompanied by a “medallion signature guarantee” under certain circumstances, such as if you are redeeming shares valued at $50,000 or greater or if you ask us to send the redemption proceeds to an address other than the address of record.

Third Party Transactions

If you buy and redeem shares of the Fund through a member of the Financial Industry Regulatory Authority, Inc. that member may charge a fee for that service.  The Fund have authorized one or more brokers to accept on its behalf purchase and redemption orders. Such brokers are authorized to designate intermediaries to accept orders on a Fund’s behalf. The Fund will be deemed to have received the order when an authorized broker or a broker authorized designee accepts your order. Your order will be priced at the Fund's net asset value next computed after it is received by the authorized broker or broker authorized designee.

CLS may pay certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) a fee for providing distribution related services and/or for performing certain administrative and servicing functions for Fund shareholders and/or making the funds available for purchase on their platforms.  These payments are from CLS and are not charged to the Fund.

Redemptions in Kind

The Fund reserves the right to honor requests for redemption or repurchase orders by making payment in whole or in part in readily marketable securities (“redemption in kind”) if the amount of such a request is large enough to affect operations (for example, if the request is greater than $250,000 or 1% of a Fund’s assets). The securities will be chosen by the Fund and valued at the Fund’s net asset value. A shareholder may incur transaction expenses in converting these securities to cash.

Method of Redemption	Redemption Procedures

By Telephone

You may authorize redemption of some or all shares in your account with the Fund by telephoning the Funds at 1-866-811-0225 between 8:30 a.m. and 4:00 p.m. Eastern time on any day the Funds are open.

You will NOT be eligible to use the telephone redemption service if you:

•

have declined or canceled your telephone investment privilege;

•

wish to redeem shares valued at $50,000 or greater or if you ask us to send the redemption proceeds to an address other than the address of record for the account;

•

must provide supporting legal documents such as a signature guarantee for redemption

•

have an account set up as a corporation, trust or partnership; or

•

wish to redeem from a retirement account.

By Mail

If you are redeeming Shares, you may send your redemption request to:

AdvisorOne Funds

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, NE 68137

You must include the following information in your written request:

•

a letter of instruction stating the name of the Fund, the number of shares you are redeeming, the names in which the account is registered and your account number;

•

other supporting legal documents, if necessary, for redemption requests by corporations, trusts and partnerships;

•

a signature guarantee, if necessary.

By Wire

You may request your redemption proceeds be wired directly to the bank account designated on your application. The Fund’s transfer agent will charge you a $10.00 fee for each wire redemption. The transfer agent will deduct the fee directly from your account. Your bank may also impose a fee for the incoming wire.

Request in “Good Order”

For our mutual protection, all redemption requests must include:

•

your account number;

•

the amount of the transaction;

•

for mail request, signatures of all owners EXACTLY as registered on the account and signature guarantees, if required (signature guarantees can be obtained at most banks, credit unions, and licensed brokers); and

•

any supporting legal documentation that may be required.

Your redemption request will be processed at the next determined share price after we have received all required information.

IMPORTANT NOTE	Once we have processed your redemption request, and a confirmation number has been given, the transaction cannot be revoked.

Options For Redemption Proceeds

You may receive your redemption proceeds by check or by wire.

Check Redemptions:  Normally we will mail your check within two business days of a redemption.

Wire Redemptions:  Before you can receive redemption proceeds by wire, you must establish this option by completing a special form or the appropriate section of your account application.

You may request that your redemption proceeds be wired directly to your bank account.  AdvisorOne Fund’s transfer agent imposes a $10.00 fee for each wire redemption and deducts the fee directly from your account.  Your bank may also impose a fee for the incoming wire.  The redemption proceeds must be paid to the same bank and account as designated on the application or in written instructions in proper form subsequently received by AdvisorOne Funds.

Telephone Redemptions and Exchanges

We will automatically establish the telephone redemption option for your account, unless you instruct us otherwise in writing. Telephone redemptions are easy and convenient, but this account option involves a risk of loss from unauthorized or fraudulent transactions. We will take reasonable precautions to protect your account from fraud. You should do the same by keeping your account information private and by reviewing immediately any account statements and confirmations that you receive. Please contact us immediately about any transaction you believe to be unauthorized.

AdvisorOne Funds reserves the right to refuse a telephone redemption or exchange if the caller cannot provide:

•

the account number

•

the name and address exactly as registered on the account

•

the primary social security or employer identification number as registered on the account

We may also require a password from the caller.

AdvisorOne Funds will not be responsible for any account losses due to telephone fraud, so long as we have taken reasonable steps to verify the caller's identity. If you wish to cancel the telephone redemption feature for your account, please notify us in writing.

HOW TO EXCHANGE SHARES

The exchange privilege is a convenient way to buy shares in each AdvisorOne Fund in order to respond to changes in your investment goals or in market conditions. You may exchange your shares for shares of the same class of another AdvisorOne Fund at no cost to you. You may exchange your Shares of one Fund for the same Class of Shares of another Fund without paying any sales charge. Call 1-866-811-0225 to obtain a copy of the prospectus of the AdvisorOne Funds.

 If you establish a new account by exchange, the exchanged shares must have a minimum value of $2,500. All subsequent exchanges must have a minimum value of $250 per Fund.

You may exchange shares either by telephone, if you have not canceled your telephone privilege, or in writing. Written requests for exchange must provide the following:

•

current Fund’s name;

•

account names and numbers;

•

name of the Fund you wish to exchange your shares into;

•

the amount you wish to exchange;

•

specify the shareholder privileges you wish to retain (e.g., Telephone Privileges); and

•

signatures of all registered owners.

To exchange shares by telephone, you should call 1-866-811-0225 between 8:30 a.m. and 4:00 p.m. Eastern time on any day the Funds are open. We will process telephone requests made after 4:00 p.m. Eastern time at the close of business on the next business day. You should notify the Funds in writing of all shareholder service privileges you wish to continue in any new account opened by a telephone exchange request. Please note that we will only accept exchanges if your ownership registrations in both accounts are identical.

We will value your exchanged shares at their respective net asset value next determined after the receipt of the exchange request. We will not impose an initial sales charge, redemption fee or penalty on exchanges. An exchange transaction is a sale and a purchase of shares for federal income tax purposes and may result in a capital gain or loss.

Systematic Exchange Program

The Systematic Exchange Program allows you to make regular, systematic exchanges among like classes of shares (e.g., from Class N to Class N) from one AdvisorOne Fund account into another AdvisorOne Fund account. By setting up the program, you authorize the Fund and its agents to redeem a set dollar amount or number of shares from the first account and purchase shares of a second Fund.

To participate in the Systematic Exchange Program, you must have an initial account balance of $10,000 in the first account and at least $1,000 in the second account. Exchanges may be made on any day or days of your choice. If the amount remaining in the first account is less than the exchange amount you requested, then the remaining amount will be exchanged. At such time as the first account has a zero balance, your participation in the program will be terminated. You may also terminate the program by calling or writing the Fund. Once participation in the program has been terminated for any reason, to reinstate the program you must do so in writing; simply investing additional funds will not reinstate the program

Limitation On Purchases, Redemptions and Exchanges

Purchases or sales of shares of the Funds and exchanges between AdvisorOne Funds should not be used to try to take advantage of short-term swings in the market. Frequent purchase and sale transactions or exchanges create higher expenses for the Funds. Accordingly, the Funds reserve the right to limit or terminate the ability to purchase shares of the Funds or the exchange privilege for any shareholder making frequent purchases or sales or exchanges. The Funds may also modify or revoke the exchange privilege for all shareholders upon sixty days’ written notice.

Transferring Registration

You can transfer the registration of your shares in the Funds to another owner by completing a transfer form and sending it to the AdvisorOne Funds, 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137.

TAX STATUS, DIVIDENDS AND DISTRIBUTIONS

As a shareholder of the Fund, you are entitled to your share of the Fund’s net income and capital gains on its investments. The Fund passes substantially all of its earnings along to its investors as distributions. When a Fund earns dividends from stocks and interest from bonds and other debt securities and distributes these earnings to shareholders, it is called a dividend. A Fund realizes capital gains when it sells securities for a higher price than it paid. When net long-term capital gains are distributed to shareholders, it is called a capital gain distribution. Net short-term capital gains are considered ordinary income and are included in dividends.

Long-Term vs. Short-Term Capital Gains

•

Long-term capital gains are realized on securities held for more than one year and are part of your capital gain distribution.

•

Short-term capital gains are realized on securities held less than one year and are part of your dividends.

The Fund distributes dividends and capital gains annually, if any. These distributions are typically declared in December and paid in January of the following year, but are taxable as if paid on December 31st of the year declared. The IRS requires you to report these amounts on your income tax return for the year declared.

You will receive distributions from a Fund in additional shares of the Fund unless you choose to receive your distributions in cash. If you wish to change the way in which you receive distributions, you should call the Fund at (866) 811-0225 for instructions.

If you have elected to receive distributions in cash, and the postal or other delivery service returns your check to the Funds as undeliverable, you will not receive interest on amounts represented by the uncashed checks.

FEDERAL TAX CONSIDERATIONS

Your investment will have tax consequences that you should consider. Some of the more common federal tax consequences are described here but you should consult your tax consultant about your particular situation. Although it is not an investment objective, CLS attempts to take into account the tax consequences of its investment decisions. However, there may be occasions when CLS's investment decisions will result in a negative tax consequence for the Fund's shareholders.

Taxes on Distributions:  You will generally be subject to pay federal income tax and possibly state taxes on all Fund distributions. Your distributions will be taxed in the same manner whether you receive the distributions in cash or additional shares of the Fund making the distribution. Distributions that are derived from net long-term capital gains will generally be taxed as long-term capital gains. The rate of tax will depend on how long the Fund held the securities on which it realized the gains. In general, for individual shareholders, the maximum capital gain rate is 15 percent. All other distributions, including short-term capital gains, will be taxed as ordinary income. Each Fund sends detailed tax information to its shareholders about the amount and type of its distributions by January 31st for the prior calendar year.

Taxes on Sales or Exchanges:  If you redeem your shares of a Fund, or exchange them for shares of another AdvisorOne Fund, you will be subject to tax on any taxable gain. Your taxable gain or loss is computed by subtracting your tax basis in the shares from the redemption proceeds (in the case of a sale) or the value of the shares received (in the case of an exchange). Because your tax basis depends on the original purchase price and on the price at which any dividends may have been reinvested, you should keep your account statements so that you or your tax preparer will be able to determine whether a sale or exchange will result in a taxable gain or loss.

“Buying a Dividend”:  Unless your investment is in a tax-deferred account, you may want to avoid investing in a Fund close to the date of a distribution because you pay the full pre-distribution price for your shares and then receive part of your investment back as a taxable distribution.

Tax Withholding:  The Fund may be required to withhold U.S. federal income tax at the rate of 28% from all taxable distributions and from proceeds from certain sales and exchanges payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Any such withheld amounts may be credited against the shareholder's U.S. federal income tax liability.

FREQUENT PURCHASES AND REDEMPTIONS OF SHARES

The Board has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders and discourages market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short-term market movements. Market timing may disrupt portfolio management strategies and hurt Fund performance. Such practices may dilute the value of Fund shares, interfere with the efficient management of a Fund’s investments, and increase brokerage and administrative costs. The Funds may reject purchase orders or temporarily or permanently revoke exchange privileges if there is reason to believe that a shareholder is engaging in market timing activities. Brokers maintaining omnibus accounts with the Funds have agreed to provide shareholder transaction information, to the extent known to the broker, to the Funds upon request.

To prevent disruption in the management of the Funds, excessive trading or exchange activity is limited.  An investor’s exchange privilege or right to purchase additional shares may be revoked if the redemption or exchange activity is considered excessive. Generally, trading or exchange activity is considered excessive if an exchange or redemption in excess of a predetermined dollar amount occurs within 7 calendar days of purchase.

AdvisorOne Funds may accept redemptions and exchanges in excess of the above guidelines if it believes that granting such exceptions is in the best interest of the Funds and the redemption or exchange is not part of a market timing strategy.

It is a violation of policy for an officer or Trustee of AdvisorOne Fund to knowingly facilitate a purchase, redemption or exchange where the shareholder executing the transaction is engaged in any activity which violates the terms of the Fund’s Prospectus or Statement of Additional Information, and/or is considered not to be in the best interests of the Funds or its other shareholders.

The Fund will apply its policies and procedures uniformly to all Fund shareholders. Although the Fund intends to deter market timing, there is no assurance that they will be able to identify and eliminate all market timers.  For example, certain accounts called “omnibus accounts” include multiple shareholders. Omnibus accounts typically provide the Fund with a net purchase or redemption request on any given day where purchasers of the Fund’s shares and redeemers of the Fund’s shares are netted against one another and the identities of individual purchasers and redeemers whose orders are aggregated are not known by the Funds.  The netting effect often makes it more difficult for the Fund to detect market timing, and there can be no assurance that the Fund will be able to do so. Therefore, with respect to Omnibus accounts, the Fund relies on selling group members to enforce the Funds’ market timing policies and procedures. Omnibus account arrangements are common forms of holding shares of the Fund.  While the Fund will encourage financial intermediaries to apply the Fund’s Market Timing Trading Policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund’s Market Timing Trading Policy with respect to customers of financial intermediaries.  For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the omnibus accounts used by those intermediaries for aggregated purchases, exchanges, and redemptions on behalf of all their customers.  More specifically, unless the financial intermediaries have the ability to apply the Fund’s Market Timing Trading Policy to their customers through such methods as implementing short-term trading limitations or restrictions and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund’s Market Timing Trading Policy.  However, the Fund will ensure that financial intermediaries maintaining omnibus accounts on behalf of the Fund enter into an agreement with the Fund to provide shareholder transaction information, to the extent know to the financial intermediary, to the Fund upon request.

We reserve the right to modify our policies and procedures at any time without prior notice as we deem in our sole discretion to be in the best interests of Fund shareholders, or to comply with state or Federal legal requirements.

HOUSEHOLDING

To reduce expenses, we mail only one copy of the prospectus and each annual and semi-annual report to those addresses share by two or more accounts. If you wish to receive individual copies of these documents, please call the Fund at (866) 811-0225 between the hours of 8:30 a.m. and 7:00 p.m. Eastern time on days the Fund is open for business or contact your financial institution. We will begin sending you individual copies thirty days after receiving your request.

FINANCIAL HIGHLIGHTS

Financial Highlights for the Fund are not available because the Fund has not completed a fiscal year.

ADVISORONE FUNDS

Privacy Statement

The AdvisorOne Funds recognize and respect the privacy of each of our investors and their expectations for confidentiality. The protection of investor information is of fundamental importance in our operation and we take seriously our responsibility to protect personal information.

We collect, retain and use information that assists us in providing the best service possible. This information comes from the following sources:

•

Account applications and other required forms,

•

Written, oral, electronic or telephonic communications and

•

Transaction history from your account.

We only disclose personal nonpublic information to third parties as necessary and as permitted by law.

We restrict access to personal nonpublic information to employees, affiliates and service providers involved in servicing your account. We require that these entities limit the use of the information provided to the purposes for which it was disclosed and as permitted by law.

We maintain physical, electronic and procedural safeguards that comply with federal standards to guard nonpublic personal information of our customers.

This page is not part of the prospectus.

WHERE TO GO FOR MORE INFORMATION

You will find more information about the AdvisorOne Funds in the following documents:

Annual and Semi-annual Reports: Our annual and semi-annual reports list the holdings in each Fund, describe each Fund’s performance, include financial statements for each Fund, and discuss the market conditions and strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information (“SAI”): The Statement of Additional Information contains additional and more detailed information about each AdvisorOne Fund.

The SAI is incorporated by reference into (and is thus a part of) this Prospectus.

There are three ways to get a copy of these documents:

1. Call or write for one, and a copy will be sent without charge.

      AdvisorOne Funds

      c/o Gemini Fund Services, LLC

      4020 South 147th Street, Suite 2

      Omaha, NE 68137

      1-866-811-0225

The Prospectus, Annual Report, Semi-Annual Report and holdings information are available at www.AdvisorOneFunds.com.

2. Write to the Public Reference Room of the Securities and Exchange Commission (“SEC”) and ask them to mail you a copy. Or, you may e-mail your request to publicinfo@sec.gov. The SEC charges a fee for this service.

You can also go to the Public Reference Room and copy the documents while you are there. The SEC is located at 100 F Street, NE, Washington, DC 20549-0102.

You may get information about the Public Reference Room and its business hours by writing or calling the number below.

      Public Reference Room - U.S. Securities and Exchange Commission

      100 F Street, N.W.

      Washington, D.C. 20549-0102

      1-202-551-8090

3. Go to the SEC's website (www.sec.gov) and download a free text-only version.

If you are a current Fund shareholder and would like information about your account, account transactions, or account statements, please call us at 1-866-811-0225.

If you purchased your shares through a financial institution, you may contact that institution for more information.

The AdvisorOne Funds' Investment Company Act File Number is 811-08037.

1-866-811-0225

www.AdvisorOneFunds.com

www.advisoronefunds.com
4020 S. 147th Street • Omaha, NE 68137
(866) 811-0225

Distributed by Northern Lights Distributors, LLC
Member FINRA/SIPC

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.